Exhibit 99.3

ADC Therapeutics Reports First Quarter 2021 Financial Results
and Provides Business Updates

–ZYNLONTA™ (loncastuximab tesirine-lpyl) granted accelerated FDA approval for patients with relapsed or refractory diffuse large B-cell lymphoma

–Commercial launch progressing well; orders shipped

–NCCN guidelines category 2A recommendation to reflect the broad FDA indication

–Company to host conference call today at 8:30 a.m. EDT

Lausanne, Switzerland, May 6, 2021 – ADC Therapeutics SA (NYSE: ADCT), a commercial-stage biotechnology company leading the development of novel antibody drug conjugates (ADCs) to treat hematological malignancies and solid tumors, today reported financial results for the first quarter ended March 31, 2021 and provided business updates.

“We are off to an exciting start to the year with the recent accelerated FDA approval of ZYNLONTA™, bringing a new and differentiated treatment option to patients with relapsed or refractory diffuse large B-cell lymphoma,” said Chris Martin, Chief Executive Officer of ADC Therapeutics. “ZYNLONTA is approved for a broad population of r/r DLBCL patients, including DLBCL NOS, DLBCL arising from low grade lymphoma and also high-grade B-cell lymphoma. This reflects the real world population of patients enrolled in our LOTIS-2 pivotal trial including transplant eligible and ineligible patients, heavily pre-treated patients and patients with difficult-to-treat disease. In addition, we continue to advance our pipeline of next-generation ADCs for patients with difficult-to-treat hematologic and solid tumor cancers.”

“On the occasion of the commercial launch of ZYNLONTA, it has been impressive to see the high quality of talented and experienced commercial and medical affairs professionals at ADC Therapeutics fully prepared for an early FDA approval,” said Ron Squarer, Chairman of the Board and an advisor to the Company. “This team is executing on its launch plan and is well equipped to support the treating community in adopting an important new option with a broad label which included tough to treat patients in third-line plus DLBCL.”

Recent Highlights

ZYNLONTA (loncastuximab tesirine-lpyl)
•FDA accelerated approval and launch: ZYNLONTA was granted accelerated approval by the U.S. Food and Drug Administration (FDA) on April 23, 2021, as a single-agent for the treatment of adult patients with relapsed or refractory large B-cell lymphoma after two or more lines of systemic therapy, including diffuse large B-cell lymphoma (DLBCL) not otherwise specified, DLBCL arising from low grade lymphoma, and high-grade B-cell lymphoma, a key point of differentiation on the label. ZYNLONTA became commercially available last week and the commercial launch is fully underway.

•Added to the National Comprehensive Cancer Network (NCCN) Clinical Practice Guidelines in Oncology: As of May 5, 2021, ZYNLONTA was added to the NCCN guidelines with a category 2A recommendation for third-line plus DLBCL, including DLBCL arising from low-grade lymphoma such as follicular lymphoma (FL) and marginal zone lymphoma (MZL).

•Ongoing trials progressing:
◦The Phase 3 LOTIS-5 clinical trial is evaluating ZYNLONTA in combination with rituximab in second-line patients with relapsed or refractory DLBCL who are not eligible for autologous stem cell transplant. This trial will fulfill the post-marketing approval requirement with the FDA for a confirmatory study.
◦The pivotal Phase 2 LOTIS-3 clinical trial of ZYNLONTA in combination with ibrutinib for relapsed or refractory DLBCL patients is intended to support the submission of a supplemental Biologics License Application (BLA) for ZYNLONTA in combination with ibrutinib.

•Additional planned trials in 2021 to potentially expand the ZYNLONTA opportunity:
◦Pivotal Phase 2 clinical trial in follicular lymphoma (FL).
◦Clinical trial to evaluate ZYNLONTA in combination with multiple other drugs in B-cell non-Hodgkin lymphoma (NHL).
◦Dose-finding study of ZYNLONTA in combination with R-CHOP in frontline DLBCL.

Camidanlumab Tesirine (Cami)
•Ongoing trials progressing:
◦The pivotal Phase 2 clinical trial evaluating the efficacy and safety of Cami in patients with relapsed or refractory Hodgkin lymphoma (HL) has completed enrollment and is continuing to follow patients. The Company will present data from this study at an upcoming congress.
◦The Phase 1b clinical trial of Cami in combination with pembrolizumab in selected advanced solid tumors is an open-label, dose-escalation and dose-expansion trial evaluating the safety, tolerability, pharmacokinetics and antitumor activity of Cami in combination with pembrolizumab, a checkpoint inhibitor.

2021 Expected Milestones

ZYNLONTA
•Initiate a pivotal Phase 2 clinical trial of ZYNLONTA in FL in the second quarter of 2021.
•Report updated data from the Phase 1 clinical trial of ZYNLONTA in combination with ibrutinib in relapsed or refractory DLBCL in the second quarter of 2021.
•Initiate the dose-finding study of ZYNLONTA in first-line DLBCL with R-CHOP in the second half of 2021.
•Initiate the clinical trial to evaluate ZYNLONTA in multiple combinations in B-cell non-Hodgkin lymphoma in the second half of 2021.
•Complete enrollment in the pivotal Phase 2 trial of ZYNLONTA in combination with ibrutinib in the second half of 2021.
•Complete safety lead-in of the Phase 3 LOTIS-5 confirmatory study of ZYNLONTA in combination with rituximab in the second half of 2021.

Cami
•Report interim results from the pivotal Phase 2 clinical trial of Cami in HL in the second quarter of 2021.

Earlier-Stage Pipeline
•File Investigational New Drug (IND) application for ADCT-901, targeting KAAG1 in the second quarter of 2021.
•Initiate a Phase 1b combination study of ADCT-601, targeting AXL, in multiple solid tumors in the first half of 2022.

First Quarter 2021 Financial Results

Cash and Cash Equivalents

Cash and cash equivalents were $383.1 million as of March 31, 2021, compared to $439.2 million as of December 31, 2020. In the coming days, the Company will be drawing down $50 million associated with its Convertible Credit Facility with Deerfield, which was contingent upon ZYNLONTA approval.

Research and Development (R&D) Expenses

R&D expenses were $39.2 million for the quarter ended March 31, 2021, compared to $35.4 million for the same quarter in 2020. R&D expenses increased due to investments to explore the potential of ZYNLONTA in earlier lines of treatment and histologies and advance the portfolio. As a result of these initiatives, employee headcount and share-based compensation expense increased.

Selling and Marketing (S&M) Expenses

During the first quarter of 2021, S&M expenses were $13.9 million as compared to $2.6 million for the same quarter in 2020. The increase in S&M expenses related to the build-out of the Company’s commercial organization and preparation activities for the anticipated launch of ZYNLONTA in 2021. Prior to December 31, 2020, S&M expenses were reported within General and Administrative (“G&A”) expenses within the condensed consolidated interim statement of operations. The period ended March 31, 2020 has been recast to conform to the current year presentation.

G&A Expenses

G&A expenses were $17.6 million for the quarter ended March 31, 2021, compared to $5.9 million for the same quarter in 2020.  G&A expenses increased due to higher headcount to support the commercial launch, increased share‐based compensation expense and higher costs of being a public company.

Net Loss and Adjusted Net Loss

Net loss was $51.5 million, or a net loss of $0.67 per basic and diluted share, for the quarter ended March 31, 2021, compared to $43.5 million, or a net loss of $0.85 per basic and diluted share, for the same quarter in 2020. The net loss for the quarter ended March 31, 2021 includes a $21.2 million non-cash gain related to the changes in fair value of derivatives associated with the convertible loans under the Convertible Credit Facility with Deerfield. The decrease in fair value was driven by the decrease in the Company’s share price from December 31, 2020. In addition, net loss included share-based compensation expense of $14.0 million for the quarter ended March 31, 2021, compared to $3.8 million for the same quarter in 2020.

Adjusted net loss was $56.8 million, or an adjusted net loss of $0.74 per basic and diluted share, for the quarter ended March 31, 2021, compared to $39.7 million, or an adjusted net loss of $0.78 per basic and diluted share, for the same quarter in 2020. The increase in adjusted net loss was primarily driven by the expansion of the organization, investment in the expanding clinical portfolio and the preparation for the anticipated launch of ZYNLONTA.

Conference Call Details

ADC Therapeutics management will host a conference call and live audio webcast to discuss first quarter 2021 financial results and provide a company update today at 8:30 a.m. Eastern Time. To access the live call, please dial 888-771-4371 (domestic) or +1 847-585-4405 (international) and provide confirmation number 50158735. A live webcast of the presentation will be available under “Events and Presentations” in the Investors section of the ADC Therapeutics website at ir.adctherapeutics.com. The archived webcast will be available for 30 days following the call.

About ADC Therapeutics

ADC Therapeutics (NYSE: ADCT) is a commercial-stage biotechnology company improving the lives of cancer patients with its next-generation, targeted antibody drug conjugates (ADCs). The Company is advancing its proprietary PBD-based ADC technology to transform the treatment paradigm for patients with hematologic malignancies and solid tumors.

ADC Therapeutics’ CD19-directed ADC ZYNLONTA (loncastuximab tesirine-lpyl) is approved by the FDA for the treatment of relapsed or refractory diffuse large B-cell lymphoma after two or more lines of systemic therapy. ZYNLONTA is also in late-stage clinical trials in combination with other agents. Cami (camidanlumab tesirine) is being evaluated in a late-stage clinical trial for relapsed or refractory Hodgkin lymphoma and in a Phase 1b clinical trial for various advanced solid tumors. In addition to ZYNLONTA and Cami, ADC Therapeutics has multiple PBD-based ADCs in ongoing clinical and preclinical development.

ADC Therapeutics is based in Lausanne (Biopôle), Switzerland and has operations in London, the San Francisco Bay Area and New Jersey. For more information, please visit https://adctherapeutics.com/ and follow the Company on Twitter and LinkedIn.

The Company’s annual report on Form 20-F filed with the Securities and Exchange Commission and its Swiss statutory annual report for the fiscal year ended December 31, 2020 are available at ir.adctherapeutics.com under “Events and Presentations”. Shareholders may receive a hard copy of the Company’s audited financial statements, or its complete annual report including audited financial statements, free of charge, by requesting a copy from Investor Relations at Amanda.Hamilton@adctherapeutics.com. Any requests for hard copies may be subject to a delay in mailing due to the COVID-19 pandemic.

ZYNLONTA™ is a trademark of ADC Therapeutics SA.

About ZYNLONTATM (loncastuximab tesirine-lpyl)

ZYNLONTATM is a CD19-directed antibody drug conjugate (ADC). Once bound to a CD19-expressing cell, ZYNLONTA is internalized by the cell, where enzymes release a pyrrolobenzodiazepine (PBD) payload. The potent payload binds to DNA minor groove with little distortion, remaining less visible to DNA repair mechanisms. This ultimately results in cell cycle arrest and tumor cell death.

The U.S. Food and Drug Administration (FDA) has approved ZYNLONTA (loncastuximab tesirine-lpyl) for the treatment of adult patients with relapsed or refractory (r/r) large B-cell lymphoma after two or more lines of systemic therapy, including diffuse large B-cell lymphoma (DLBCL) not otherwise specified (NOS), DLBCL arising from low-grade lymphoma and also high-grade B-cell lymphoma. This indication is approved by the FDA under accelerated approval based on overall response rate and continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial.

The FDA approval of ZYNLONTA was based on data from LOTIS-2, a large (n=145) Phase 2 multinational, single-arm clinical trial of ZYNLONTA for the treatment of adult patients with r/r DLBCL following two or more prior lines of systemic therapy. Results from the trial demonstrated an overall response rate (ORR) of 48.3% (70/145 patients), which included a complete response (CR) rate of 24.1% (35/145 patients) and a partial response (PR) rate of 24.1% (35/145 patients). Patients had a median time to response of 1.3 months and the median duration of response (mDoR) for the 70 responders was 10.3 months (inclusive of patients who were censored). In a pooled safety population the most common adverse reactions (≥20%) were thrombocytopenia, gamma-glutamyltransferase increased, neutropenia, anemia, hyperglycemia, transaminase elevation, fatigue, hypoalbuminemia, rash, edema, nausea and musculoskeletal pain. In LOTIS-2, the most common (≥10%) grade ≥3 treatment-emergent adverse events were neutropenia (26.2%), thrombocytopenia (17.9%), gamma-glutamyltransferase increased (17.2%) and anemia (10.3%).

ZYNLONTA is also being evaluated as a therapeutic option in combination studies in other B-cell malignancies and earlier lines of therapy.

Use of Non-IFRS Financial Measures

In addition to financial information prepared in accordance with IFRS, this document also contains certain non-IFRS financial measures based on management’s view of performance including:

•Adjusted net loss

•Adjusted net loss per share

Management uses such measures internally when monitoring and evaluating our operational performance, generating future operating plans and making strategic decisions regarding the allocation of capital. We believe that these adjusted financial measures provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and facilitate operating performance comparability across both past and future reporting periods. These non-IFRS measures have limitations as financial measures and should be considered in addition to, and not in isolation or as a substitute for, the information prepared in accordance with IFRS. When preparing these supplemental non-IFRS measures, management typically excludes certain IFRS items that management does not believe are indicative of our ongoing operating performance. Furthermore, management does not consider these IFRS items to be normal, recurring cash operating expenses; however, these items may not meet the IFRS definition of unusual or non-recurring items. Since non-IFRS financial measures do not have standardized definitions and meanings, they may differ from the non-IFRS financial measures used by other companies, which reduces their usefulness as comparative financial measures. Because of these limitations, you should consider these adjusted financial measures alongside other IFRS financial measures.
The following items are excluded from adjusted net loss and adjusted net loss per share:
Shared-Based Compensation Expense: We exclude share-based compensation expense from our adjusted financial measures because share-based compensation expense, which is non-cash, fluctuates from period to period based on factors that are not within our control, such as our stock price on the dates share-based grants are issued. Share-based compensation expense has been, and will continue to be for the foreseeable future, a recurring expense in our business and an important part of our compensation strategy.
Certain Other Items: We exclude certain other significant items that may occur occasionally and are not normal, recurring operating expenses, cash or non-cash, from our adjusted financial measures. Such items are evaluated by management on an individual basis based on both quantitative and qualitative aspects of their nature and generally represent items that, either as a result of their nature or significance, management would not anticipate occurring as part of our normal business on a regular basis. While not all-inclusive, examples of certain other significant items excluded from our adjusted financial measures would be: changes in the fair value of derivatives, and the effective interest expense, associated with the Facility Agreement with Deerfield, transaction costs associated with debt or equity issuances that are expensed pursuant to IFRS, as well as the non-cash gain related to the contribution of our intellectual property for our equity interest in Overland ADCT BioPharma.
See the attached Reconciliation of IFRS Measures to Non-IFRS Measures for explanations of the amounts excluded and included to arrive at the non-IFRS financial measures for the three-month periods ended March 31, 2021 and 2020.

Forward-Looking Statements
This press release contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this press release, including statements regarding our future results of operations and financial position, business and commercialization strategy, products and product candidates, research pipeline, ongoing and planned preclinical studies and clinical trials, regulatory submissions and approvals, planned commercialization activities, research and development costs, timing and likelihood of success, as well as plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those described in our filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this document speak only as of the date of this press release. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

ADC Therapeutics SA
Condensed Consolidated Interim Statement of Operations (Unaudited)
(in KUSD except for share and per share data)

	For the Three Months Ended March 31,
	2021	2020 (1)
Operating expense
Research and development expenses	(39,172)	(35,375)
Selling and marketing expenses	(13,911)	(2,628)
General and administrative expenses	(17,582)	(5,882)
Total operating expense	(70,665)	(43,885)
Loss from operations	(70,665)	(43,885)

Other income (expense)
Other income	194	148
Convertible loans, derivatives, change in fair value income	21,169	—
Share of results with joint venture	(527)	—
Financial income	15	374
Financial expense	(2,000)	(42)
Exchange differences	394	29
Total other income	19,245	509
Loss before taxes	(51,420)	(43,376)
Income tax expense	(107)	(100)
Net loss	(51,527)	(43,476)

Net loss attributable to:
Owners of the parent	(51,527)	(43,476)

Net loss per share, basic and diluted	(0.67)	(0.85)

(1) Prior period has been recast to conform S&M expenses to the current period presentation.

ADC Therapeutics SA
Condensed Consolidated Interim Balance Sheet (Unaudited)
(in KUSD)

	March 31, 2021	December 31, 2020
ASSETS
Current assets
Cash and cash equivalents	383,122	439,195
Other current assets	10,120	11,255
Total current assets	393,242	450,450
Non-current assets
Property, plant and equipment	2,391	1,629
Right-of-use assets	8,152	3,129
Intangible assets	10,147	10,179
Interest in joint venture	47,381	47,908
Other long-term assets	392	397
Total non-current assets	68,463	63,242
Total assets	461,705	513,692

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	11,462	5,279
Other current liabilities	25,272	30,375
Lease liabilities, short-term	833	1,002
Current income tax payable	237	149
Convertible loans, short-term	3,594	3,631
Total current liabilities	41,398	40,436
Non-current liabilities
Convertible loans, long-term	35,773	34,775
Convertible loans, derivatives	52,039	73,208
Deferred gain of joint venture	23,539	23,539
Lease liabilities, long-term	7,599	2,465
Defined benefit pension liabilities	3,389	3,543
Other non-current liabilities	—	221
Total non-current liabilities	122,339	137,751
Total liabilities	163,737	178,187

Equity attributable to owners of the parent
Share capital	6,314	6,314
Share premium	981,059	981,056
Treasury shares	(4)	(4)
Other reserves	56,704	42,753
Cumulative translation adjustment	281	245
Accumulated losses	(746,386)	(694,859)
Total equity attributable to owners of the parent	297,968	335,505
Total liabilities and equity	461,705	513,692

ADC Therapeutics SA
Reconciliation of IFRS Measures to Non-IFRS Measures (Unaudited)
(in KUSD except for share and per share data)

	Three Months Ended March 31,
in KUSD (except for share and per share data)	2021	2020
Net loss	(51,527)	(43,476)
Adjustments:
Share-based compensation expense (i)	13,951	3,790
Convertible loans, derivatives, change in fair value income (ii)	(21,169)	—
Effective interest expense (iii)	1,982	—
Adjusted net loss	(56,763)	(39,686)

Net loss per share, basic and diluted	(0.67)	(0.85)
Adjustment to net loss per share, basic and diluted	(0.07)	0.07
Adjusted net loss per share, basic and diluted	(0.74)	(0.78)
Weighted average shares outstanding, basic and diluted	76,721,667	50,959,156

(i)Share-based compensation expense represents the cost of equity awards issued to our directors, management and employees. The fair value of awards is computed at the time the award is granted and is recognized over the vesting period of the award by a charge to the income statement and a corresponding increase in other reserves within equity. These accounting entries have no cash impact.

(ii)Change in the fair value of the convertible loan derivatives results from the valuation at the end of each accounting period of the derivatives associated with the convertible loans, as explained in note 11, “Convertible notes” to the unaudited condensed consolidated interim financial statements. There are several inputs to these valuations, but those most likely to provoke significant changes in the valuations are changes in the value of the underlying instrument (i.e., changes in the price of our common shares) and changes in expected volatility in that price. Any change in the estimated probability of the regulatory approval of Lonca would directly affect the valuation related to the second tranche. These accounting entries have no cash impact.

(iii)Effective interest expense relates to the increase in the value of our convertible loan in accordance with the effective interest method. As the initial value of the loan is recorded net of the value of the embedded derivative, the increase in the loan value necessary to attain the amount necessary to fund the cash outflows of interest payments, repayment of capital and exit fee is considerably higher than the payments of interest at coupon rate and of the exit fee.

CONTACTS:

Investors
Eugenia Litz
ADC Therapeutics
Eugenia.Litz@adctherapeutics.com
+44 7879 627205

Amanda Hamilton
ADC Therapeutics
amanda.hamilton@adctherapeutics.com
Tel.: +1 917-288-7023

EU Media
Alexandre Müller
Dynamics Group
amu@dynamicsgroup.ch
Tel: +41 (0) 43 268 3231

USA Media
Annie Starr
6 Degrees
astarr@6degreespr.com
Tel.: +1 973-768-2170